Exhibit 99.1

Akumin Provides Business Update

Plantation, FL, February 8, 2021 – Today Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”) provided a business update on certain operating and financial information as set forth below.

Akumin is announcing today that RVUs related to service fee revenues in the three-month period ended December 31, 2020 are expected to be around 1.5 million. Although not yet finalized, this estimate reflects Akumin’s preliminary expectations with respect to RVUs for the fourth quarter based on information currently available to management of Akumin. Akumin reports the measurement of volume of diagnostic imaging procedures at its facilities based on relative value units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services.

Additionally, Akumin is announcing that it has signed non-binding letters of intent related to acquisitions of, in the aggregate, 18 facilities with aggregate annual Adjusted EBITDA of approximately $17 million based on financial information and other data provided by the targets to such acquisitions, inclusive of management’s estimates of cost synergies resulting from such Proposed Acquisitions, which acquisitions are expected to close in the first quarter of 2021. Akumin has not entered into definitive agreements with respect to such acquisitions and there can be no assurance that it will enter into the acquisitions as currently contemplated, that it will enter into or consummate any acquisitions at all, that the historical financial results of such acquisitions will be indicative of any future results, or that any synergies can be realized.

Additionally, on February 8, 2021, Akumin entered into an amendment to its revolving credit facility to, among other things, amend its covenants to provide for the issuance of additional indebtedness.

Finally, in December 2020, Akumin received payments of approximately $4 million in the aggregate made by the U.S. Department of Health and Human Services to Medicare providers pursuant to the U.S. Coronavirus Aid, Relief, and Economic Security Act, or CARES Act.

This press release makes reference to certain non-IFRS measures, such as “Adjusted EBITDA”. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies or, with respect to the targets, similar measures presented by Akumin. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and, with respect to the targets, do not purport to represent results had these targets been acquired by Akumin and may contain adjustments which are different from those that Akumin uses in preparing similar measures.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Management Discussion & Analysis dated November 11, 2020, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com